EXHIBIT A



Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or
Control Person
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Private Equity Investors III, L.P. ("PEI III"),
Equity-Linked Investors-II ("ELI-II"),
Rohit M. Desai Associates III, LLC ("RMDA III"),
Rohit M. Desai Associates-II ("RMDA II"),

PEI III and ELI-II are engaged in private equity investing. Each of PEI III and ELI-II may be deemed to beneficially own the shares of Restoration Hardware, Inc. stock held by the other. These shares may also be deemed to be beneficially owned by Rohit Desai, who is the managing member of RMDA III and the general partner of PEI III. Mr. Desai is also the general partner of RMDA II and the managing partner of ELI-II. Each of PEI III, ELI-II, RMDA III, RMDA II and Mr. Desai disclaim beneficial ownership of all shares of Restoration Hardware, Inc. held by any of the others.